SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                               ----------------

                                    FORM 8-A

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                     PURSUANT TO SECTION 12(b) OR (g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                        Gyrodyne Company of America, Inc.
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            (Exact name of registrant as specified in its charter)

                 New York                              11-1688021
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   (State of incorporation organization)             (IRS Employer
                                                   Identification No.)

   17 Flowerfield Street, St. James, NY                         11780
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 (Address of principal executive offices)                     (Zip Code)

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If this form relates to the               If this form relates to the
registration of a class of securities     registration of a class of securities
pursuant to Section 12(b) of the          pursuant to Section 12(g) of the
Exchange Act and is effective             Exchange Act and is effective
pursuant to General Instruction           pursuant to General Instruction
A.(c), please check the following         A.(d), please check the following
box. [_]                                  box.[X]

Securities Act registration statement file number to which this form relates: ---------------
              (If applicable)

Securities to be registered pursuant to Section 12(b) of the Act: None


Securities to be registered pursuant to Section 12(g) of the Act:

Title of each class                       Name of each exchange on which
to be so registered                       each class is to be registered
-------------------                       ------------------------------

Rights to Purchase                        Nasdaq SmallCap Market
Common Stock

Item 1.     Description of Registrant's Securities to be Registered.
            -------------------------------------------------------

            On August 10, 2004, the Board of Directors of Gyrodyne Company of America, Inc. (the "Corporation") declared a dividend distribution of one right (a "Right") for each outstanding share of Common Stock, $1.00 par value per share (the "Common Stock"), of the Corporation held by stockholders of record on August 27, 2004 (the "Record Date"). Each Right entitles the registered holder to purchase from the Corporation one share of common stock of the Corporation (the "Common Stock") at a price of $75.00 per share (the "Exercise Price"). The description and terms of the Rights are set forth in a Rights Agreement (the "Rights Agreement"), dated as of August 10, 2004, between the Corporation and Registrar and Transfer Company, as Rights Agent (the "Rights Agent").

            As discussed below, initially the Rights will not be exercisable, certificates will not be sent to stockholders and the Rights will automatically trade with the Common Stock.

            The Rights, unless earlier redeemed by the Board of Directors, become exercisable upon the close of business on the day (the "Distribution Date") which is the earlier of (i) the tenth day following the first date (the "Stock Acquisition Date") on which there is a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person"), with certain exceptions set forth below, has acquired beneficial ownership of 20% or more of the outstanding voting stock of the Corporation or such earlier or later date (not beyond the thirtieth day after the Stock Acquisition Date) as the Board of Directors may determine or (ii) the tenth business day (or such later date as may be determined by the Board of Directors prior to such time as any person or group of affiliated or associated persons becomes an Acquiring Person) after the date of the commencement or announcement of a person's or group's intention to commence a tender or exchange offer the consummation of which would result in the ownership of 20% or more of the Corporation's outstanding voting stock (even if no shares are actually purchased pursuant to such offer); prior thereto, the Rights will not be exercisable, will not be represented by a separate certificate, and will not be transferable apart from the Common Stock, but will instead be evidenced, (i) with respect to any of the shares of Common Stock held in uncertificated book-entry form (a "Book-Entry") outstanding as of the Record Date, by such Book-Entry and (ii) with respect to the shares of Common Stock evidenced by Common Stock certificates outstanding as of the Record Date, by such Common Stock certificate, together with a copy of this Summary of Rights. An Acquiring Person does not include (A) the Corporation, (B) any subsidiary of the Corporation, (C) any employee benefit plan or employee stock plan of the Corporation or of any subsidiary of the Corporation, or any trust or other entity organized, appointed, established or holding Common Stock for or pursuant to the terms of any such plan or (D) any person or group whose ownership of 20% or more of the shares of voting stock of the Corporation then outstanding results solely from (i) any action or transaction or transactions approved by the Board of Directors before such person or group became an Acquiring Person or (ii) a reduction in the number of outstanding shares of voting stock of the Corporation pursuant to a transaction or transactions approved by the Board of Directors (provided that any person or group that does not become an Acquiring Person by reason of clause (i) or (ii) above shall become an Acquiring Person upon acquisition of an additional 1% or more of the Corporation's voting stock then outstanding unless such acquisition of additional voting stock will not result in such person or group becoming an Acquiring Person by reason of such clause (i) or (ii). For purposes of the foregoing, outstanding voting stock of the Corporation includes voting stock that


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


trades on a "when issued" basis on a national securities exchange or on The Nasdaq SmallCap Market.

            Until the Distribution Date (or earlier redemption or expiration of the Rights), new Common Stock certificates issued after August 27, 2004 will contain a legend incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption or expiration of the Rights), transfer on the Corporation's Direct Registration System of any Common Stock represented by a Book-Entry or a certificate outstanding as of August 27, 2004, and, in each case, with or without a copy of this Summary of Rights attached thereto, will also constitute the transfer of the Rights associated with the Common Stock represented by such Book-Entry or certificate. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Rights Certificates") will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date and such separate Rights Certificates alone will evidence the Rights from and after the Distribution Date.

            The Rights are not exercisable until the Distribution Date. Unless earlier redeemed by the Corporation as described below, the Rights will expire at the close of business on August 11, 2014 (the "Expiration Date") (or, if the Distribution Date shall have occurred before August 11, 2014, at the close of business on the 90th day following the Distribution Date).

            The number of shares of Common Stock issuable upon exercise of the Rights is subject to certain adjustments from time to time in the event of a stock dividend on, or a subdivision or combination of, the Common Stock. The Exercise Price for the Rights is subject to adjustment in the event of extraordinary distributions of cash or other property to holders of Common Stock.

            Unless the Rights are earlier redeemed, in the event that, after the time that a Person becomes an Acquiring Person, the Corporation were to be acquired in a merger or other business combination (in which any shares of Common Stock are changed into or exchanged for other securities or assets) or more than 50% of the assets or earning power of the Corporation and its subsidiaries (taken as a whole) were to be sold or transferred in one or a series of related transactions, the Rights Agreement provides that proper provision will be made so that each holder of record, other than the Acquiring Person, of a Right will from and after such date have the right to receive, upon payment of the Exercise Price, that number of shares of common stock of the acquiring company having a market value at the time of such transaction equal to two times the Exercise Price.

            In addition, unless the Rights are earlier redeemed, in the event that a person or group becomes an Acquiring Person, the Rights Agreement provides that proper provision will be made so that each holder of record of a Right, other than the Acquiring Person (whose Rights will thereupon become null and void), will thereafter have the right to receive, upon payment of the Exercise Price, that number of shares of Common Stock having a market value at the time of the transaction equal to two times the Exercise Price (such market value to be determined with reference to the market value of the Corporation's Common Stock as provided in the Rights Agreement).

            At any time after any person or group becomes an Acquiring Person and prior to the acquisition by such person or group of 50% or more of the outstanding voting stock, the Board of Directors of the Corporation may exchange the Rights (other than Rights owned by such person or group which will have become void), in whole or in part, at an exchange ratio of one share of Common Stock per Right (subject to adjustment).

            Fractions of shares of Common Stock may, at the election of the Corporation, be evidenced by depositary receipts. The Corporation may also issue cash in lieu of fractional shares.

            At any time on or prior to the close of business on the earlier of
(i) the tenth day after the Stock Acquisition Date (or such later date as a majority of the Board of Directors may determine) or (ii) the Expiration Date, the Corporation may redeem the Rights in whole, but not in part, at a price of $0.005 per Right (the "Redemption Price"). Immediately upon the effective time of the action of the Board of Directors of the Corporation authorizing redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

            For as long as the Rights are then redeemable, the Corporation may amend the Rights in any manner, including an amendment to extend the time period in which the Rights may be redeemed. At any time when the Rights are not then redeemable, the Corporation may amend the Rights in any manner that does not materially adversely affect the interests of holders of the Rights as such.

            Until a Right is exercised, the holder, as such, will have no rights as a stockholder of the Corporation, including, without limitation, the right to vote or to receive dividends.

            As of July 8, 2004 there were 1,531,086 shares of Common Stock issued (of which 1,155,732 shares were outstanding and 375,354 shares were held in treasury) and 164,650 shares were reserved for issuance pursuant to employee benefit plans. As long as the Rights are attached to the Common Stock, the Corporation will issue one Right with each new share of Common Stock so that all such shares will have Rights attached.

            The Rights Agreement (which includes as Exhibit B the forms of Right Certificates and Election to Purchase) is attached hereto as an exhibit and is incorporated herein by reference. The foregoing description of the Rights is qualified in its entirety by reference to the Rights Agreement and such exhibits thereto.

Item 2.     Exhibits.
            --------

Exhibit No.       Description
-----------       -----------

   4.1 Rights Agreement, dated as of August 10, 2004, by and between Gyrodyne Company of America, Inc. and Registrar and Transfer Company, as Rights Agent, including as Exhibit B the forms of Right Certificate and of Election to Exercise.

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

                                    SIGNATURE

            Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                   Gyrodyne Company of America, Inc.


                                   By:   /s/ Stephen V. Maroney
                                      -----------------------------------------
                                      Name:  Stephen V. Maroney
                                      Title: President, Chief Executive Officer
                                             and Treasurer

Date: August 13, 2004


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


                                  EXHIBIT INDEX


                                                                   Paper(P) or
 Exhibit No.                    Description                      Electronic (E)
--------------  ---------------------------------------------    ---------------

      4.1       Rights Agreement, dated as of August 10, 2004,         E
                by and between Gyrodyne Company of America, Inc. and Registrar and Transfer Company, as
                Rights Agent, including as Exhibit B the forms of Right Certificate and of Election to Exercise.

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